Exhibit 2.3

PLAN OF ARRANGEMENT
UNDER THE PROVISIONS OF SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Article 1
INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Business Combination Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

(a)	“Aggregate Exchangeable Share Consideration” means the aggregate Exchangeable Per Share Consideration payable to holders of Elected Shares pursuant to Section 3.1(c).

(b)	“Aggregate Exercise Price” means the sum of the exercise prices of all Company Options, whether vested or unvested, outstanding immediately prior to the Arrangement Effective Time.

(c)	“Aggregate Share Consideration” means, collectively, (i) the Aggregate SPAC Share Consideration, (ii) the Aggregate Exchangeable Share Consideration, and (iii) the SPAC Shares issued to the Company Warrantholder pursuant to Section 3.1(g).

(d)	“Aggregate SPAC Share Consideration” means the aggregate SPAC Per Share Consideration payable by SPAC to holders of Non-Elected Shares pursuant to Section 3.1(d).

(e)	“Arrangement” means the arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement.

(f)	“Arrangement Consideration” means the sum of (a) $3,150,000,000, plus (b) the Company Closing Cash, plus (c) the Aggregate Exercise Price.

(g)	“Arrangement Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

(h)	“Arrangement Effective Time” means 12:01 a.m. (Toronto time) on the Arrangement Effective Date, or such other time on the Arrangement Effective Date as the Parties may agree to in writing before the Arrangement Effective Date.

(i)	“Arrangement Resolution” means the special resolution of the holders of Company Class A Common Shares and Company Class A Preferred Shares, voting as a single class on an as-converted to Company Class A Common Shares basis, in respect of the Arrangement to be considered at the Company Shareholders Meeting.

(j)	“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably.

(k)	“Business Combination Agreement” means the business combination agreement made as of December 1, 2021 between the Parties (including the Exhibits thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms.

(l)	“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Toronto, Ontario are authorized or required by Law to close.

(m)	“CallCo” means Ontario Inc., a corporation forme 1000045707d under the OBCA and a direct subsidiary of SPAC.

(n)	“CallCo Common Shares” means the common shares in the capital of CallCo.

(o)	“Canadian Tax Election” has the meaning specified in Section 3.5(a).

(p)	“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

(q)	“Code” means the U.S. Internal Revenue Code of 1986.

(r)	“Company” means Rumble Inc., a corporation incorporated under the OBCA.

(s)	“Company Articles” means the articles of incorporation of the Company, dated September 18, 2013, as amended pursuant to articles of amendment dated September 4, 2020, April 9, 2021, May 14, 2021, and October 25, 2021, as further amended and/or restated from time to time.

(t)	“Company Class A Common Shares” means the Class A common shares in the capital of the Company, as defined in the Company Articles.

(u)	“Company Class A Preferred Shares” means the Class A preference shares in the capital of the Company, as defined in the Company Articles.

(v)	“Company Class B Common Shares” means the Class B common shares in the capital of the Company, as defined in the Company Articles.

(w)	“Company Closing Cash” has the meaning set out in the Business Combination Agreement.

(x)	“Company Common Shares” means collectively, the Company Class A Common Shares and the Company Class B Common Shares.

(y)	“Company Exchange Ratio” means the quotient obtained by dividing (i) the Price per Company Share, by (ii) $10.00 (ten dollars).

(z)	“Company Information Circular” has the meaning set out in the Business Combination Agreement.

(aa)	“Company Option” means an option granted under the Company Stock Plan to purchase Company Class A Common Shares or Company Class B Common Shares.

(bb)	“Company Optionholder” means a holder of one or more Company Options.

(cc)	“Company Shareholder” means a holder of one or more Company Shares.

(dd)	“Company Shares” means, collectively, the Company Class A Preferred Shares, the Company Class A Common Shares and the Company Class B Common Shares.

(ee)	“Company Stock Plan” means the Amended and Restated Stock Option Plan of the Company, as approved by the Board of Directors of the Company on October 21, 2021, as further amended and/or restated from time to time.

(ff)	“Company Warrant” means the outstanding and unexercised warrant to purchase 576,000 Company Class B Common Shares, dated as of May 12, 2021 and effective as of May 11, 2021, by and between the Company and the warrantholder party thereto, as such warrant is modified and supplemented pursuant to that certain letter agreement, dated as of May 12, 2021, by and among the Company, the warrantholder party thereto and the stockholders of the Company party thereto.

(gg)	“Company Warrantholder” means the holder of the Company Warrant.

(hh)	“Court” means the Ontario Superior Court of Justice (Commercial List).

(ii)	“CRA” means the Canada Revenue Agency.

(jj)	“Director” means the Director appointed pursuant to section 278 of the OBCA.

(kk)	“Dissent Rights” has the meaning specified in Section 4.1.

(ll)	“Dissenting Shareholder” means a registered holder of Company Shares who has duly exercised its Dissent Rights and has not withdrawn such exercise of Dissent Rights prior to the Arrangement Effective Time, but only in respect of Dissenting Shares held by such holder.

(mm)	“Dissenting Shares” means Company Shares that are outstanding immediately prior to the Arrangement Effective Time that are held by a Dissenting Shareholder and in respect of which Dissent Rights have been and remain validly exercised at the Arrangement Effective Time.

(nn)	“DRS Advice” means a direct registration statement representing ownership of shares.

(oo)	“Elected Share” means a Company Share in respect of which an Eligible Canadian Shareholder has duly made a valid Exchangeable Share Election in accordance with Section 3.2 and the Letter of Transmittal.

(pp)	“Election Deadline” means 9:00 a.m. (Toronto time) on the date of the Company Shareholders Meeting.

(qq)	“Eligible Canadian Shareholder” means a Company Shareholder that is: (a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (b) a partnership, any member of which is (i) a resident of Canada for purposes of the Tax Act and (ii) not exempt from tax under Part I of the Tax Act.

(rr)	“Escrow Agent” has the meaning set out in the Business Combination Agreement.

(ss)	“Escrow Agreement” has the meaning set out in the Business Combination Agreement.

(tt)	“Exchange Agent” means such Person as may be appointed by the SPAC (and reasonably acceptable to the Company) to act as the depositary and exchange agent.

(uu)	“Exchange Agent Agreement” means the agreement entered into among the Exchange Agent, the Company and SPAC in respect of, among other things, the engagement of the Exchange Agent as exchange and paying agent in respect of the deposit and delivery of the Aggregate Share Consideration to the Company Shareholders pursuant to the Plan of Arrangement.

(vv)	“Exchange Agreement” means the exchange and support agreement to be made among SPAC, CallCo, ExchangeCo and the holders of Exchangeable Shares in connection with this Plan of Arrangement, substantially in the form set out in Appendix II of this Plan of Arrangement.

(ww)	“Exchangeable Per Share Consideration” means, with respect to each Elected Share, that number of fully paid Exchangeable Shares equal to the Company Exchange Ratio, subject to adjustment as provided for in Section 5.5.

(xx)	“Exchangeable Share Election” has the meaning specified in Section 3.2(a).

(yy)	“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares set out in Appendix I to this Plan of Arrangement.

(zz)	“Exchangeable Shares” means the exchangeable shares of ExchangeCo, exchangeable for SPAC Shares pursuant to the terms of the Exchange Agreement, the Exchangeable Share Provisions, the ExchangeCo Governing Documents and the New SPAC Governing Documents.

(aaa)	“ExchangeCo” means 1000045728 Ontario Inc., a corporation formed under the OBCA and a direct subsidiary of CallCo.

(bbb)	“ExchangeCo Common Shares” means the common shares in the capital of ExchangeCo.

(ccc)	“Exchanged Company Option” means an option to purchase (1) a number of SPAC Shares equal to the product (rounded down to the nearest whole number) of (x) the number of Company Class A Common Shares or Company Class B Common Shares subject to such Company Option immediately prior to the Arrangement Effective Time and (y) the Option Exchange Ratio (the SPAC Shares described in this clause (1), the “Base Option Shares“), and (2) for each Base Option Share, a fraction of a SPAC Share, equal to the Option Earnout Fraction (the SPAC Shares described in this clause (2), the “Tandem Option Earnout Shares“).

(ddd)	“Exchanged Company Option Exercise Price” means, with respect to a Base Option Share together with the related fraction of a Tandem Option Earnout Share, the dollar amount equal to (i) the exercise price per Company Class A Common Share or Company Class B Common Share of such Company Option immediately prior to the Arrangement Effective Time, divided by (ii) the Option Exchange Ratio (rounded up to the nearest whole cent).

(eee)	“Fully-Diluted Company Shares” means the total number of issued and outstanding Company Common Shares as of immediately prior to the Arrangement Effective Time (including the Holdback Shares and Narya Investment), determined on a fully-diluted basis assuming (a) the exercise, immediately prior to the Arrangement Effective Time, of all Company Options, whether vested or unvested, outstanding immediately prior to the Arrangement Effective Time, (b) the exercise of the Company Warrant immediately prior to the Arrangement Effective Time, and (c) the conversion of all Company Class A Preferred Shares outstanding immediately prior to the Arrangement Effective Time into Company Class A Common Shares on a one-for-one basis immediately prior to the Arrangement Effective Time.

(fff)	“In-The-Money Amount” means, in respect of an option at a particular time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to such option exceeds the exercise price of such option.

(ggg)	“IRA” means the Investors’ Rights Agreement in respect of the Company, dated as of May 14, 2021, as amended on October 25, 2021, as further amended and/or restated from time to time.

(hhh)	“Key Individual” means Christopher Pavlovski.

(iii)	“Key Individual Subscription” means the payment by the Key Individual to SPAC of $1,000,000 in cash at the Closing pursuant to the Key Individual Subscription Agreement (as defined in the Business Combination Agreement).

(jjj)	“Letter of Transmittal” means the letter of transmittal and election form for use by registered holders of Company Shares in the form accompanying the Company Information Circular, which for clarity, may be amended or revoked by a registered holder of Company Shares up to the Election Deadline.

(kkk)	“Narya Investment” means the issuance of Company Class A Common Shares to certain Company Shareholders pursuant to the Subscription Agreement, dated May 14, 2021, in an aggregate amount not to exceed $25,000,000 in value pursuant to the terms thereof.

(lll)	“Non-Elected Share” means a Company Share other than an Elected Share.

(mmm)	“OBCA” means the Business Corporations Act (Ontario), as amended.

(nnn)	“Option Earnout Fraction” means the difference between (A) the Company Exchange Ratio divided by the Option Exchange Ratio minus (B) 1.00.

(ooo)	“Option Exchange Ratio” means the quotient obtained by dividing (x) by (y), where: (x) is the quotient, expressed as a dollar number, obtained by dividing (i) the sum of (a) $2,100,000,000 plus (b) the Company Closing Cash plus (c) the Aggregate Exercise Price by (ii) the Fully-Diluted Company Shares; and (y) $10.00.

(ppp)	“Parties” means the Company and SPAC, and “Party” means either of them.

(qqq)	“Plan of Arrangement” means this plan of arrangement under section 182 of the OBCA, and any amendments or variations made in accordance with the Business Combination Agreement or Section 6.1, or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably.

(rrr)	“Price per Company Share” means the quotient, expressed in dollars, obtained by dividing (i) the Arrangement Consideration, by (ii) the Fully-Diluted Company Shares.

(sss)	“Seller Escrow Shareholders” has the meaning ascribed thereto in Section 3.4.

(ttt)	“Seller Escrow Shares” has the meaning ascribed thereto in Section 3.4.

(uuu)	“SPAC” means CF Acquisition Corp. VI, a Delaware corporation.

(vvv)	“SPAC Class C Shares” means shares of SPAC Class C Common Stock, par value $0.0001 per share.

(www)	“SPAC Class D Shares” means shares of SPAC Class D Common Stock, par value $0.0001 per share.

(xxx)	“SPAC Share” means a share of SPAC Class A Common Stock.

(yyy)	“SPAC Per Share Consideration” means, with respect to each Non-Elected Share, that number of fully paid SPAC Shares equal to the Company Exchange Ratio, subject to adjustment as provided for in Section 5.5.

(zzz)	“Tax Act” means the Income Tax Act (Canada), as amended.

(aaaa)	“Tax Election Package” means two copies of CRA form T-2057 (or, if the Eligible Canadian Shareholder is a partnership, two copies of CRA form T-2058) and two copies of any applicable equivalent provincial or territorial election form, which forms have been duly and properly completed in accordance with the rules contained in the Tax Act or the relevant provincial legislation and executed by an Eligible Canadian Shareholder.

(bbbb)	“Terminated Agreements” means: (i) the Voting Agreement in respect of the Company, dated as of May 14, 2021, as amended on October 25, 2021; (ii) the IRA; and (iii) the Right of First Offer and Co-Sale Agreement in respect of the Company, dated as of May 14, 2021, each as amended and/or restated from time to time.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Business Combination Agreement shall have the same meaning herein as in the OBCA unless the context otherwise clearly requires.

1.2	Headings and References

The division of this Plan of Arrangement into Articles and Sections, and the insertion of headings, are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, all references to an “Article” or “Section” followed by a number and/or letter refer to the specified Article or Section of this Plan of Arrangement.

1.3	Construction

In this Plan of Arrangement, unless context otherwise requires or unless otherwise specified, (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Plan of Arrangement; (iii) the words “including,” “included,” or “includes” shall mean “including, without limitation;” (iv) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if;” (v) the word “or” shall be disjunctive but not exclusive; and (vi) references to “written” or “in writing” include in electronic form.

1.4	Date of Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal refer to the local time of the Company (being the time in Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6	Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

1.7	Currency

Unless otherwise stated, all references in this Plan of Arrangement to “$,” “US$,” “USD” or “dollars” are to the lawful currency of the United States of America.

Article 2
EFFECT OF THE ARRANGEMENT

2.1	Business Combination Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Business Combination Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth in Section 3.1. This Plan of Arrangement constitutes an arrangement as referred to in section 182 of the OBCA. If there is any conflict or inconsistency between the provisions of this Plan of Arrangement and the provisions of the Business Combination Agreement regarding the Arrangement, the provisions of this Plan of Arrangement shall govern.

2.2	Filing of Articles of Arrangement

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 3.1 has become effective in the sequence and at the times set out therein.

2.3	Binding Effect

Upon the issuance of the Certificate of Arrangement, the Arrangement will become effective at the Arrangement Effective Time and will be binding at and after the Arrangement Effective Time on the Company, SPAC, CallCo, ExchangeCo, the Company Shareholders (including, for the avoidance of doubt, the Dissenting Shareholders), the Company Optionholders, the Company Warrantholder, the Exchange Agent and the Escrow Agent.

2.4	Effective Date and Time

The exchanges, transfers, issuances and cancellations provided for in Section 3.1 shall be deemed to occur on the Arrangement Effective Date at the time and in the order specified, notwithstanding that certain of the procedures related thereto may not be completed until after the Arrangement Effective Time or Arrangement Effective Date.

2.5	Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens, claims and encumbrances.

Article 3
ARRANGEMENT

3.1	The Arrangement

Commencing at the Arrangement Effective Time, except as otherwise noted, each of the steps set out below shall occur in the following sequence, in each case without any further authorization, act or formality on the part of any Person, with each step occurring one minute after the completion of the immediately preceding step, unless otherwise specified:

(a)	Each issued and outstanding Dissenting Share held by a Dissenting Shareholder described in Section 4.1(a) shall be, and shall be deemed to be, transferred by such holder to the Company for cancellation in consideration for a debt claim against SPAC equal to the amount provided for in Section 4.1, and upon such transfer:

(i)	each holder of such transferred Dissenting Share shall cease to be the holder thereof and to have any rights as a Company Shareholder in respect of such Dissenting Share other than the right to be paid by SPAC the amount provided for in Section 4.1 in accordance with this Plan of Arrangement; and

(ii)	each such transferred Dissenting Share shall be cancelled, and the holder of such transferred Dissenting Share shall be removed from the Company’s register of holders of Company Common Shares or Company Class A Preferred Shares, as applicable, in respect of such Dissenting Share.

(b)	Each issued and outstanding Company Class A Preferred Share (excluding, for the avoidance of doubt, any Company Class A Preferred Shares that are Dissenting Shares and that are transferred to SPAC pursuant to Section 3.1(a) or any shares of treasury stock referred to in Section 2.9(b)(iii) of the Business Combination Agreement) shall be, and shall be deemed to be, exchanged for one Company Class A Common Share, and upon such exchange:

(i)	each such exchanged Company Class A Preferred Share shall be cancelled, and the holders of such exchanged Company Class A Preferred Shares shall be removed from the Company’s register of holders of Company Class A Preferred Shares;

(ii)	each holder of such exchanged Company Class A Preferred Shares shall be entered in the Company’s register of holders of Company Class A Common Shares in respect of the Company Class A Common Shares which such holder is entitled to receive in accordance with this Section 3.1(b); and

(iii)	there shall be added to the stated capital account maintained by the Company in respect of the Company Class A Common Shares, in respect of the Company Class A Common Shares issued pursuant to this Section 3.1(b), an amount equal to the aggregate stated capital of the Company Class A Preferred Shares exchanged pursuant to this Section 3.1(b) as of immediately prior to such exchange, and the stated capital account maintained in respect of the Company Class A Preferred Shares shall be reduced by such amount.

(c)	Each issued and outstanding Company Common Share (including, for the avoidance of doubt, any Company Class A Common Shares issued to former holders of Company Class A Preferred Shares in accordance with Section 3.1(b) but excluding, for the avoidance of doubt, any Company Common Shares that are Dissenting Shares) that is an Elected Share shall be, and shall be deemed to be, transferred by the holder to ExchangeCo in consideration for the Exchangeable Per Share Consideration, and upon such transfer:

(i)	the holders of such transferred Elected Shares shall cease to be the holders thereof and to have any rights as a Company Shareholder in respect of their Elected Shares other than the right to be paid the Exchangeable Per Share Consideration for each of their Elected Shares in accordance with this Plan of Arrangement;

(ii)	the holders of such transferred Elected Shares shall be removed from the Company’s register of holders of Company Common Shares in respect of their Elected Shares; and

(iii)	ExchangeCo shall become the legal and beneficial holder of such transferred Elected Shares free and clear of all Liens, and shall be entered in the Company’s register of holders of Company Common Shares as the holder of such transferred Elected Shares.

(d)	Concurrently with the step in Section 3.1(c), each issued and outstanding Company Common Share (including, for the avoidance of doubt, any Company Class A Common Shares issued to former holders of Company Class A Preferred Shares in accordance with Section 3.1(b), but excluding, for the avoidance of doubt, any Company Common Shares that are Dissenting Shares and any Company Common Shares that are shares of treasury stock referred to in Section 2.9(b)(iii) of the Business Combination Agreement) that is a Non-Elected Share shall be, and shall be deemed to be, transferred by the holder to SPAC in consideration for the SPAC Per Share Consideration, and upon such transfer:

(i)	the holders of such transferred Non-Elected Shares shall cease to be the holders thereof and to have any rights as a Company Shareholder in respect of such Non-Elected Shares other than the right to be paid the SPAC Per Share Consideration for each of their Non-Elected Shares in accordance with this Plan of Arrangement;

(ii)	the holders of such transferred Non-Elected Shares shall be removed from the Company’s register of holders of Company Common Shares in respect of such Non-Elected Shares; and

(iii)	SPAC shall become the legal and beneficial holder of such transferred Non-Elected Shares free and clear of all Liens, and shall be entered in the Company’s register of holders of Company Common Shares as the holder of such transferred Non-Elected Shares.

(e)	Concurrently with the step in Section 3.1(c), ExchangeCo shall add to the stated capital of the Exchangeable Shares issued pursuant to Section 3.1(c) an amount equal to: (i) the aggregate of the agreed amounts in all duly completed Tax Election Packages delivered to the Exchange Agent in accordance with Section 3.5(b); plus (ii) in the case of Exchangeable Shares issued pursuant to Section 3.1(c) in consideration for Elected Shares in respect of which no duly completed Tax Election Package is delivered to the Exchange Agent in accordance with Section 3.5(b), the aggregate value of such Elected Shares.

(f)	Each Company Option that is outstanding immediately prior to the Arrangement Effective Time, whether vested or unvested, shall be, and shall be deemed to be, disposed of by the holder and cancelled, and as the sole consideration therefor SPAC will grant to such holder an Exchanged Company Option having an exercise price equal to the Exchanged Company Option Exercise Price and entitling the holder to receive, upon exercise of such Exchanged Company Option by delivery of the Exchanged Company Option Exercise Price, one SPAC Share and a fraction of a Tandem Option Earnout Share equal to the Option Earnout Fraction; provided, that no fractional SPAC Shares will be issued upon exercise or settlement of any Exchanged Company Options and the number of SPAC Shares shall be rounded down to the next lowest whole number (with all exercises that are effectuated by the holder of Exchanged Company Options being aggregated before any such reduction is effectuated).

Except as provided herein, following the Arrangement Effective Time, each Exchanged Company Option shall continue to be governed by the Company Stock Plan and shall have the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Arrangement Effective Time, except that on exercise of an Exchanged Company Option, the Tandem Option Earnout Shares to be issued thereunder shall be delivered by SPAC to the holder of the Exchanged Company Option or to the Escrow Agent, or forfeited and cancelled, as the case may be, in accordance with Section 3.4 hereof and Section 2.15 of the Business Combination Agreement.

Notwithstanding the foregoing, if necessary to satisfy the requirements of subsection 7(1.4) of the Tax Act in respect of the exchange of a Company Option for an Exchanged Company Option pursuant to this Section 3.1(f), the Exchanged Company Option Exercise Price shall automatically be increased, effective as of and from the effective time of the exchange, such that the In-The-Money Amount of the Exchanged Company Option immediately after such adjustment does not exceed the In-The-Money Amount of the Company Option immediately before the Arrangement Effective Time. For any Company Option that is a nonqualified option held by a U.S. taxpayer, it is intended that such adjustment will be implemented in a manner so as to comply with Section 409A of the Code.

(g)	The Company Warrant shall cease to represent a warrant or other right to acquire Company Shares and shall be exchanged for a number of SPAC Shares equal to the product (rounded down to the nearest whole number) of (x) the number of Company Class B Common Shares subject to the Company Warrant immediately prior to the Arrangement Effective Time, and (y) the Company Exchange Ratio.

(h)	All of the Company Shares held by SPAC (including, for the avoidance of doubt, the Company Shares transferred to SPAC pursuant to Section 3.1(d)) shall be, and shall be deemed to be, transferred to CallCo in exchange for the issuance by CallCo to SPAC of 100 CallCo Common Shares, and upon such transfer:

(i)	SPAC shall be removed from the Company’s register of holders of such Company Shares;

(ii)	CallCo shall be entered in the Company’s register of holders of Company Shares in respect of the Company Shares transferred to it pursuant to this Section 3.1(h); and

(iii)	there shall be added to the stated capital account maintained by CallCo in respect of the CallCo Common Shares, in respect of the CallCo Common Shares issued pursuant to this Section 3.1(h), an amount equal to the aggregate stated capital of the Company Shares exchanged pursuant to this Section 3.1(h) as of immediately prior to such exchange.

(i)	All of the Company Shares held by CallCo (including, for the avoidance of doubt, the Company Shares transferred to CallCo pursuant to Section 3.1(h)) shall be, and shall be deemed to be, transferred to ExchangeCo in exchange for the issuance by ExchangeCo to CallCo of 100 ExchangeCo Common Shares, and upon such transfer:

(i)	CallCo shall be removed from the Company’s register of holders of such Company Shares;

(ii)	ExchangeCo shall be entered in the Company’s register of holders of Company Shares in respect of the Company Shares transferred to it pursuant to this Section 3.1(i); and

(iii)	there shall be added to the stated capital account maintained by ExchangeCo in respect of the ExchangeCo Common Shares, in respect of the ExchangeCo Common Shares issued pursuant to this Section 3.1(i), an amount equal to the fair market value of the Company Shares exchanged pursuant to this Section 3.1(i) as of immediately prior to such exchange.

(j)	Other than Section 2.11 and Section 7 of the IRA, which shall remain in full force and effect with respect to any party to the IRA which does not enter into the Lock-up Agreement (as defined in the Business Combination Agreement), the Terminated Agreements shall be terminated and shall be of no further force or effect. The Company shall have no liabilities or obligations with respect to the Terminated Agreements and, for greater certainty, all rights of Company Optionholders and the Company Warrantholder to acquire any Company Shares shall be extinguished.

(k)	The Escrow Agreement, which shall have been executed and delivered by the Escrow Agent, SPAC and ExchangeCo, shall become effective and the Seller Escrow Shares shall be subject to the provisions of the Escrow Agreement.

(l)	The Exchange Agreement, which shall have been executed and delivered by SPAC, CallCo, ExchangeCo and the holders of Exchangeable Shares, shall become effective.

(m)	Each holder of Company Shares, Company Options or the Company Warrant outstanding immediately prior to the Arrangement Effective Time, with respect to any step set out above effecting the surrender, exchange or transfer of Company Shares, Company Options or the Company Warrant shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer all affected Company Shares, Company Options or the Company Warrant in accordance with such step.

(n)	Other than as set out above in this Section 3.1, all rights of any Person, other than SPAC or ExchangeCo, in respect of the Company Shares, Company Options and the Company Warrant shall be extinguished.

3.2	Election to Receive Exchangeable Shares

(a)	A registered holder of Company Shares that is an Eligible Canadian Shareholder (but excluding any Dissenting Shareholder) may elect, with respect to all but not less than all of the Company Shares held by such holder immediately before the Arrangement Effective Time, to receive the Exchangeable Per Share Consideration for each such Company Share (the “Exchangeable Share Election”). Any such Eligible Canadian Shareholder who makes a valid Exchangeable Share Election in accordance with this Section 3.2 shall, upon consummation of the Arrangement, be entitled to receive, in accordance with Section 3.1(c), the Exchangeable Per Share Consideration for each of their Company Shares in respect of which the election is made. The Exchangeable Share Election will not be available to Company Shareholders that are not Eligible Canadian Shareholders.

(b)	In order to make the Exchangeable Share Election, a registered holder of Company Shares that is an Eligible Canadian Shareholder must deposit with the Exchange Agent, prior to the Election Deadline (or such other date prior to the Arrangement Effective Date as may be agreed to in writing by SPAC and the Company in their sole discretion), (i) a duly completed Letter of Transmittal indicating that the holder is making the Exchangeable Share Election, (ii) any certificates or DRS Advice representing such holder’s Company Shares, and (iii) such other information, documents and instruments as the Exchange Agent may reasonably require. The Company shall provide not less than ten (10) days’ notice of the Election Deadline to registered Company Shareholders by mailing notice thereof to each Company Shareholder registered on the records of the Company on the record date for the determination of Company Shareholders entitled to receive notice of the Company Shareholders Meeting determined in accordance with the OBCA.

(c)	A registered holder of Company Shares (including, for greater certainty, a registered holder who fails to validly exercise Dissent Rights) that is an Eligible Canadian Shareholder who does not deposit with the Exchange Agent a duly completed Letter of Transmittal prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.2 or the Letter of Transmittal in respect of the Exchangeable Share Election, will be treated for all purposes of this Plan of Arrangement as not having made the Exchangeable Share Election, and will not be entitled to receive the Exchangeable Per Share Consideration and will instead only be entitled to receive the SPAC Per Share Consideration in accordance with Section 3.1(d) in respect of each of such holder’s Company Shares.

3.3	Concurrent Subscription

It is acknowledged that: (a) concurrently with the steps in Sections 3.1(c) and 3.1(d), the Key Individual will, pursuant to and in accordance with the terms of the Key Individual Subscription Agreement, make the Key Individual Subscription in exchange for that number of SPAC Class D Shares set forth in the Key Individual Subscription Agreement; and (b) concurrently with the step in Section 3.1(c), each holder of Elected Shares will subscribe for a number of SPAC Class C Shares that is equal to the number of Elected Shares transferred by such holder to ExchangeCo under Section 3.1(c) multiplied by the Company Exchange Ratio, at a price of $0.0001 per SPAC Class C Share.

3.4	Escrow

Notwithstanding Section 5.1, SPAC and ExchangeCo shall cause to be delivered to the Escrow Agent at the Arrangement Effective Time, a portion of the Aggregate Share Consideration otherwise payable to holders of Company Shares (other than any Dissenting Shares held by a Dissenting Shareholder described in Section 4.1(a)) and the Company Warrantholder (collectively, the “Seller Escrow Shareholders”) pursuant to Section 3.1 and Article 5, equal to the portion determined in accordance with Section 2.15 of the Business Combination Agreement (such portion of the Aggregate Share Consideration, the “Seller Escrow Shares”), which Seller Escrow Shares shall be held by the Escrow Agent in escrow on behalf of the Seller Escrow Shareholders pursuant to the terms of the Escrow Agreement and shall be released or subject to forfeiture in accordance with Section 2.15 of the Business Combination Agreement. On exercise of an Exchanged Company Option, the Tandem Option Earnout Shares to be issued thereunder shall be delivered by SPAC to the holder of the Exchanged Company Option or to the Escrow Agent, or forfeited and cancelled, as the case may be, in accordance with Section 2.15 of the Business Combination Agreement.

3.5	Canadian Income Tax Elections

(a)	Company Shareholders who are Eligible Canadian Shareholders and who make a valid Exchangeable Share Election and receive Exchangeable Shares for their Company Shares pursuant to Section 3.1(c) will be entitled to make a joint income tax election with ExchangeCo pursuant to subsection 85(1) of the Tax Act (or, if the Eligible Canadian Shareholder is a partnership, subsection 85(2) of the Tax Act) (and in each case, where applicable, the analogous provisions of provincial income tax Law) with respect to the transfer of their Company Shares to ExchangeCo (the “Canadian Tax Election”), in accordance with the provisions of this Section 3.5.

(b)	In order to make the Canadian Tax Election, an Eligible Canadian Shareholder whose Company Shares are exchanged for Exchangeable Shares pursuant to Section 3.1(c) must deliver to the Exchange Agent, not later than sixty (60) days following the Arrangement Effective Date, a duly completed Tax Election Package, which shall include details of the number of Company Shares transferred and the applicable agreed amount(s) at which the transfer shall be deemed to occur for Canadian federal (and/or provincial, as applicable) income tax purposes. Such agreed amount(s) shall be determined by the Eligible Canadian Shareholder making the election in such shareholder’s sole discretion (subject, in each case, to the limitations contained in section 85 of the Tax Act and/or applicable provincial income or corporate tax Law).

(c)	Upon receipt by the Exchange Agent of a duly completed Tax Election Package in accordance with Section 3.5(b) from an Eligible Canadian Shareholder whose Company Shares are exchanged for Exchangeable Shares pursuant to Section 3.1(c), ExchangeCo shall sign the relevant form(s) contained in such Tax Election Package and return one copy of such signed form(s) to the Eligible Canadian Shareholder not later than ninety (90) days after the receipt of such Tax Election Package by the Exchange Agent. For the avoidance of doubt, ExchangeCo will not, and will not be required to, file any such form(s) with the Canada Revenue Agency (and/or any applicable provincial taxing Governmental Authority), and instead it will be the sole responsibility of the Eligible Canadian Shareholder seeking to make the Canadian Tax Election to file any such completed form(s) with the Canada Revenue Agency (and/or any applicable provincial taxing Governmental Authority) within the time limits prescribed under the Tax Act (and/or any applicable provincial tax legislation).

(d)	Apart from ExchangeCo signing and returning to an Eligible Canadian Shareholder, in accordance with Section 3.5(c), one copy of the election form(s) contained in a duly completed Tax Election Package delivered by the Eligible Canadian Shareholder to the Exchange Agent that complies with the provisions of Section 3.5(b), ExchangeCo shall have no further obligation or liability whatsoever to any Company Shareholder with respect to the making of any Canadian Tax Election. Without limiting the generality of the foregoing sentence, ExchangeCo will not be responsible for the proper or accurate completion of the Tax Election Package or to check or verify the content of any election form, and ExchangeCo will not be responsible for any taxes, interest or penalties or any other costs or damages resulting from the failure by a Company Shareholder to properly and accurately complete or file the necessary election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial tax legislation). In its sole discretion, ExchangeCo may choose to sign and return Tax Election Packages received more than sixty (60) days following the Arrangement Effective Date, but ExchangeCo will have no obligation to do so.

Article 4
DISSENT RIGHTS

4.1	Rights of Dissent

A registered holder of Company Shares (on behalf of itself or on behalf of one or more beneficial holders of Company Shares) may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA, as modified by the Interim Order and this Section 4.1; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Company Shareholders Meeting (as it may be adjourned or postponed from time to time). The Dissenting Shares held by a Dissenting Shareholder shall be cancelled as provided in Section 3.1, and if such Dissenting Shareholder:

(a)	is ultimately entitled to be paid fair value for such Dissenting Shares, they shall be entitled to be paid the fair value of such Dissenting Shares by SPAC, and shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such holder had not exercised their Dissent Rights in respect of such Company Shares; or

(b)	is ultimately not entitled, for any reason, to be paid fair value for such Dissenting Shares, shall be treated as having participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights and who has not made an Exchangeable Share Election.

The fair value of the Dissenting Shares for the purpose of Dissent Rights described in this Section 4.1 shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Company Shareholders.

4.2	Recognition of Dissenting Shareholders

In no circumstances shall SPAC, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised. For greater certainty, in no case shall SPAC, the Company or any other Person be required to recognize Dissenting Shareholders as holders of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfers to SPAC in Section 3.1(a) or Section 3.1(d), and the names of such Dissenting Shareholders shall be removed from the registers of holders of Company Shares in respect of such Dissenting Shares at the time of such steps. In addition to any other restrictions under section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options who do not exercise their Company Options prior to the Arrangement Effective Time; (ii) holders of the Company Warrant who do not exercise the Company Warrant prior to the Arrangement Effective Time; and (iii) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

Article 5
DELIVERY OF SHARE CONSIDERATION

5.1	Delivery of Share Consideration

Subject to Section 3.4 and the provisions of this Article 5:

(a)	upon delivery to the Exchange Agent of a properly completed Letter of Transmittal by a registered Company Shareholder together with the certificate(s) or a DRS Advice representing one or more Company Shares that such Company Shareholder held immediately before the Arrangement Effective Time, together with such additional documents and instruments as the Exchange Agent may reasonably require, the Company Shareholder shall be entitled to receive, for each such Company Share, the Exchangeable Per Share Consideration or SPAC Per Share Consideration, as applicable, that it is entitled to receive pursuant to Section 3.1 in exchange therefor, and the Exchange Agent shall deliver to such holder, following the Arrangement Effective Time, certificate(s) or DRS Advice recorded on a book-entry basis representing the aggregate Exchangeable Per Share Consideration or SPAC Per Share Consideration that such holder is entitled to receive pursuant to Section 3.1;

(b)	after the Arrangement Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a), each certificate or DRS Advice that immediately prior to the Arrangement Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor the aggregate Exchangeable Per Share Consideration or SPAC Per Share Consideration that the holder of such certificate or DRS Advice is entitled to receive pursuant to Section 3.1; and

(c)	for greater certainty, none of the Company Shareholders, Company Warrantholder or Company Optionholders shall be entitled to receive any consideration with respect to their Company securities other than the consideration such holder is entitled to receive in accordance with Section 3.1, and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

5.2	Dividends and Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions paid, declared or made with respect to Exchangeable Shares or SPAC Shares, in each case with a record date on or after the Arrangement Effective Date, shall be paid to the holder of any unsurrendered certificate which immediately prior to the Arrangement Effective Time represented outstanding Company Shares, unless and until such Person shall have complied with the provisions of Section 5.1 or Section 5.3. Subject to applicable Law, and subject to Sections 3.4, 5.4 and 5.8, at the time of such surrender of any such certificate or DRS Advice (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to such Person, without interest: (i) the amount of dividends or other distributions with a record date on or after the Arrangement Effective Date theretofore paid with respect to the Exchangeable Share or the SPAC Share, as the case may be, to which such Person is entitled pursuant hereto, and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Arrangement Effective Date but prior to surrender and a payment date subsequent to the date of such compliance and payable with respect to such Exchangeable Shares or SPAC Shares, as the case may be.

5.3	Loss of Certificates

In the event any certificate which immediately prior to the Arrangement Effective Time represented one or more issued and outstanding Company Shares that were transferred or exchanged pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate, the certificates or DRS Advices representing the aggregate Exchangeable Per Share Consideration or SPAC Per Share Consideration (and any dividends or distributions with respect thereto) to which such holder is entitled to in accordance with Section 3.1 and this Article 5. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom the certificates or DRS Advices representing such Exchangeable Per Share Consideration or SPAC Per Share Consideration are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Company, SPAC, ExchangeCo and their respective transfer agents in such amount as the Company, SPAC or ExchangeCo may direct (each acting reasonably) or otherwise indemnify the Company, SPAC and ExchangeCo in a manner satisfactory to the Company, SPAC and ExchangeCo (each acting reasonably) against any claim that may be made against the Company, SPAC or ExchangeCo with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4	Extinction of Rights

Any certificate or DRS Advice formerly representing Company Shares not duly surrendered on or before the sixth (6th) anniversary of the Arrangement Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares of any kind or nature against or in the Company, SPAC or ExchangeCo, and shall be deemed to have been surrendered to the Company and shall be cancelled. For greater certainty, on such date, any Exchangeable Per Share Consideration to which such former holder was entitled shall be deemed to have been surrendered to ExchangeCo, and any SPAC Per Share Consideration to which such former holder was entitled shall be deemed to have been surrendered to SPAC. None of the Company, SPAC, CallCo or ExchangeCo, or any of their respective successors, will be liable to any Person in respect of any consideration (including any consideration previously held by the Exchange Agent in trust for any such former holder) which is forfeited in accordance with the foregoing or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

5.5	Adjustments

The SPAC Per Share Consideration and the Exchangeable Per Share Consideration shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into SPAC Shares or Company Shares, other than stock dividends paid in lieu of ordinary course dividends), reorganization, recapitalization or other like change with respect to SPAC Shares or Company Shares occurring after the date of the Business Combination Agreement and prior to the Arrangement Effective Time.

5.6	Fractional Shares

In no event shall any holder of Company Shares, based upon such holder’s aggregate entitlement to Company Shares, be entitled to a fractional SPAC Share or a fractional Exchangeable Share. Where the aggregate Exchangeable Per Share Consideration or SPAC Per Share Consideration to be issued or delivered to a former Company Shareholder under the Arrangement would result in a fraction of an Exchangeable Share or SPAC Share being issuable or deliverable, the number of such shares to be received by such Company Shareholder shall be rounded down to the nearest whole number, without payment in lieu of such fractional shares.

5.7	Effective Time Procedures

Following the receipt of the Final Order and prior to the Arrangement Effective Date, subject to Section 3.4, SPAC shall deliver or cause to be delivered to the Exchange Agent the SPAC Shares and Exchangeable Shares required to be issued to Company Shareholders in accordance with the provisions of Section 3.1, which shares shall be held by the Exchange Agent as agent and nominee for such Company Shareholders for delivery to such Company Shareholders in accordance with the provisions of this Article 5.

5.8	Withholding Rights

The Company, SPAC, ExchangeCo, CallCo, the Escrow Agent and the Exchange Agent shall be entitled to deduct and withhold from any dividend, price or consideration otherwise payable to any holder of Company Shares, Company Options, Company Warrants, any shares of SPAC capital stock (including SPAC Shares) or Exchangeable Shares such amounts as the Company, SPAC, ExchangeCo, CallCo, the Escrow Agent or the Exchange Agent determines are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the Code or any other applicable Law. To the extent that amounts are so deducted and withheld, or the recipient of the payment otherwise remits to the applicable payer amounts on account of Taxes required to be deducted and withheld, such deducted and withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such deducted and withholding amounts, or amounts on account of same, are actually remitted to the applicable Governmental Authority. To the extent that the amount so required or permitted to be deducted and withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, unless otherwise provided in this Plan of Arrangement, the Company, SPAC, ExchangeCo, CallCo, the Escrow Agent and the Exchange Agent are hereby authorized to sell or otherwise dispose of such other portion of the consideration as is necessary to provide sufficient funds to the Company, SPAC, ExchangeCo, CallCo, the Escrow Agent and the Exchange Agent, as the case may be, to enable it to comply with such deduction and withholding requirement and the Company, SPAC, ExchangeCo, CallCo, the Escrow Agent and the Exchange Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale. None of the Company, SPAC, ExchangeCo, CallCo, the Escrow Agent or the Exchange Agent will be liable for any loss arising out of any sale or disposal of the SPAC Shares or Exchangeable Shares, including any loss relating to the manner or timing of such sale or disposal, the prices at which such shares are sold or otherwise disposed of.

5.9	International Securities Laws Exemptions

Notwithstanding any provision herein or in the Letter of Transmittal to the contrary, to the extent that any SPAC Share Consideration is to be issued to a Person resident in, or otherwise subject to the applicable securities Laws of, a jurisdiction other than the United States or Canada in respect of which of which the applicable securities Laws of such jurisdiction would require SPAC to file a registration statement, prospectus or offering memorandum, or otherwise take any such steps to be registered by or comply with the securities Laws of such jurisdiction in order to issue the SPAC Share Consideration, SPAC may, in its sole discretion, direct the Exchange Agent to, promptly on or following the Arrangement Effective Date, effect the orderly sale in the market of such SPAC Share Consideration and remit the proceeds thereof (less any commissions or fees payable in respect of such sale) to such Persons in full satisfaction of SPAC’s obligation to pay the SPAC Share Consideration.

Article 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Arrangement Effective Time with the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), provided that any such amendment, modification and/or supplement must be contained in a written document that is filed with the Court and, if made after the Company Shareholders Meeting, approved by the Court and communicated to the Company Shareholders if and as required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company, with the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), at any time before or at the Company Shareholders Meeting with or without any other prior notice or communication to the Company Shareholders and, if so proposed and accepted by the Persons voting at the Company Shareholders Meeting in the manner required under the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Shareholders Meeting shall be effective only if (i) it is consented to in writing by the Company and SPAC (such consent not to be unreasonably withheld, conditioned delayed), and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d)	Subject to applicable law, any amendment, modification or supplement to this Plan of Arrangement may be made after the Arrangement Effective Date unilaterally by SPAC, provided it concerns a matter that, in the reasonable opinion of SPAC and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Company Shareholder.

Article 7
TERMINATION

This Plan of Arrangement may be withdrawn prior to the Arrangement Effective Time in accordance with the terms of the Business Combination Agreement. Upon the termination of this Plan of Arrangement, which shall occur concurrently with the termination of the Business Combination Agreement pursuant to Section 9.1 of the Business Combination Agreement, no Party shall have any liability or further obligation to any other Party hereunder other than as set out in the Business Combination Agreement.

Article 8
FURTHER ASSURANCES

8.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Business Combination Agreement will, subject to the terms and conditions of the Business Combination Agreement, make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

8.2	Paramountcy

From and after the Arrangement Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to the securities of the Company issued prior to the Arrangement Effective Time;

(b)	the rights and obligations of the holders of the securities of the Company and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of the Company shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

8.3	Notice

(a)	Any notice required to be given by a Party to the Company Shareholders pursuant to this Plan of Arrangement or in connection with the Arrangement (including pursuant to the Letter of Transmittal) will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the Company Shareholders at their addresses as shown on the applicable register of such holders maintained by the Company and will be deemed to have been received on the first day following the date of mailing that is a Business Day.

(b)	The provisions of this Plan of Arrangement, the Business Combination Agreement and the Letter of Transmittal apply notwithstanding any accidental omission to give notice to any one or more of the Company Shareholders and notwithstanding any interruption of mail services in Canada, the United States or elsewhere following mailing. In the event of any interruption of mail service following mailing, the Parties shall make reasonable efforts to disseminate any notice by other means, such as publication.

Appendix I: EXCHANGEABLE SHARE PROVISIONS
(See attached)

[See Exhibit 3.5 of this Current Report on Form 8-K]

Appendix II: EXCHANGE AGREEMENT
(See attached)

[See Exhibit 10.1 of this Current Report on Form 8-K]